Exhibit 12.1
California Water Service Group
Computation of Ratios of Earnings to Fixed Charges
(In thousands except ratios)

	Year ended December 31,
	2010	2009	2008	2007	2006	2005
Earnings:
Income before Income Tax Expense	$62,211	$67,916	$63,936	$51,882	$42,419	$47,229
Fixed Charges Interest Expense	27,936	24,394	20,591	19,719	19,669	18,600
Capitalized Interest	(1,563)	(3,081)	(3,411)	(2,585)	(2,700)	(900)

Total	$88,584	$89,229	$81,116	$69,016	$59,388	$64,929

Fixed Charges:
Interest Expensed &Capitalized, & amortization of capitalized expense related to indebtedness	$27,936	$24,394	$20,591	$19,719	$19,669	$18,600
Estimated Interest Component of Rent Expense	338	329	237	221	208	180

Total	$28,274	$24,723	$20,828	$19,940	$19,877	$18,780

Ratio of Earnings to Fixed Charges	3.13	3.61	3.89	3.46	2.99	3.46